FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of January, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





January 29, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President,
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group





Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp


               Notice regarding Completion of Delisting of Shares


TOKYO, JAPAN, January 29, 2007 ----- TDK Corporation (the 'Company') hereby announces that the applications for the delisting of the Company's shares of common stock from the Osaka Securities Exchange and Euronext Brussels, which were authorized by resolution at the meeting of the Board of Directors held on November 22, 2006, were accepted and the delisting were completed as stated below.


Particular

1. Effective Date of Delisting at each Exchange:
     Osaka Securities Exchange    :   January 13 , 2007
     Euronext Brussels            :   January 27 , 2007

2. Stock Exchanges where the Company's shares are listed:
     Tokyo Stock Exchange
     New York Stock Exchange
     London Stock Exchange

* The shares can be traded on these three Stock Exchanges.




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